Exhibit 99.1

Undertone and Associated Press Collaboration Wins New Sponsorship of AP Top 25
Football Poll by Regions Bank

Content meets distribution at scale with this landmark sponsorship of the 84th consecutive year of legendary poll

TEL AVIV, Israel & NEW YORK – September 26, 2019 – Perion Network Ltd. (NASDAQ:PERI) announced today that its division Undertone, the creator of cross-platform Synchronized Digital Branding for the world’s most prominent brands, together with The Associated Press, has secured the first-ever sponsorship of the AP Top 25 poll, the longest-running college football poll of its kind, by Regions Bank.

Undertone and The Associated Press’ collaboration brings together AP’s best-in-class premium sports content, and Undertone's digital advertising expertise, creativity and technology. This creates uniquely branded sponsorship opportunities, which Regions Bank recognized.

With this sponsorship, Regions Bank will sponsor the AP Top 25 poll, the full suite of postseason awards and be a presenting sponsor of AP’s Top 25 podcast.

“The preseason AP Top 25 always helps set the stage for another exciting college football season, and we’re pleased to have worked with Undertone to secure Regions Bank as a presenting sponsor for the first time in the poll’s long and storied history,” said Lloyd Pawlak, AP Global Director Commercial and Digital Sales.

Undertone will provide additional distribution of the branded sponsorship through its engaging, high-impact digital ad formats across hundreds of quality publisher sites and apps. The powerful combination of content and distribution creates a synchronized digital branding experience for Regions Bank, ensuring consumers receive the right message, at the right time, in the right context - across screens, devices and mediums.

“Regions is proud to sponsor the AP Top 25 poll and bring updates to college football fans,” said Michele Elrod, head of corporate marketing at Regions Bank. “At Regions, we pride ourselves on helping people focus on things that are bigger than banking. College football is very important to our customers, not just on game day, when cheering their team on to victory, but also as a way to connect with other fans all year long.”

“We are thrilled for Undertone to have played a vital role in securing the first-ever sponsorship of the AP Top 25 poll,” said Doron Gerstel, CEO of Perion. “We are honored to work with Regions Bank on this exciting project.”

As a longstanding digital advertising leader, Undertone’s award-winning sales and creative service teams have trusted relationships with the most sophisticated agencies and marketer. To learn more about the full suite of Undertone’s brand solutions, visit – www.undertone.com/synchronization/#brand_solutions.

For more information on the AP Top 25 poll, visit – https://apnews.com/APTop25CollegeFootballPoll; for more information on the AP Top 25 podcast, visit – https://apnews.com/collegefootballpodcast.

About Undertone:
Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), provides cutting-edge technology solutions for the world’s leading brands. Its proprietary Synchronized Digital Branding combines data, distribution and creative to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers. The AI-driven platform eliminates fragmentation, delivers much-needed revenue for publishers and, most importantly, ensures brand messaging is contextually relevant. Undertone creates stunning campaigns that align with KPIs—always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.:
Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

About AP:
The Associated Press is the essential global news network, delivering fast, unbiased news from every corner of the world to all media platforms and formats. Founded in 1846, AP today is the most trusted source of independent news and information. On any given day, more than half the world's population sees news from AP. On the web: www.ap.org.

About Regions Financial Corporation:
Regions Financial Corporation (NYSE:RF), with $128 billion in assets, is a member of the S&P 500 Index and is one of the nation’s largest full-service providers of consumer and commercial banking, wealth management, and mortgage products and services.  Regions serves customers across the South, Midwest, and Texas, and through its subsidiary, Regions Bank, operates approximately 1,500 banking offices and 2,000 ATMs. Additional information about Regions and its full line of products and services can be found at www.regions.com.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Barenboim
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.